United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

Name of the Registrant: Mastercard Incorporated

Name of persons relying on exemption: National Legal and Policy Center

Address of persons relying on exemption: 107 Park Washington Court, Falls Church, VA 22046

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

PROXY MEMORANDUM

TO: Shareholders of Mastercard Incorporated

RE: The case for voting FOR Proposal 6 (“Congruency Report on Privacy and Human Rights”) and FOR Proposal 7 on the 2024 Proxy Ballot (“Human Rights Congruency Report”)

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; National Legal and Policy Center is not able to vote your proxies, nor does this communication contemplate such an event. NLPC urges shareholders to vote for Proposals 6 and 7 following the instructions provided on management’s proxy mailing.

The following information should not be construed as investment advice.

National Legal and Policy Center (“NLPC”) urges shareholders to vote FOR Proposal No. 6, which NLPC sponsors, and FOR Proposal No. 7, sponsored by National Center for Public Policy Research (“NCPPR”), on the 2024 proxy ballot of Mastercard Incorporated (“Mastercard” or the “Company”).

The Resolved clause for Proposal 6 states:

Shareholders request the Board of Directors issue a report by March 31, 2025, at reasonable cost and omitting proprietary or confidential information, analyzing the congruency of the Company’s privacy and human rights policy positions with its actions across all nations where it operates, especially in such places as war zones and under oppressive regimes, as they impact how the Company maintains its reputation, viability and profitability.

The Resolved clause for Proposal 7 states:

Shareholders request that Mastercard, Inc. (the “Company”) conduct an evaluation and prepare a report analyzing the congruency of the Company’s charitable contributions and voluntary partnerships with its Human Rights Statement. The report, prepared at reasonable cost and excluding proprietary information, should also present solutions for remedying any incongruities the evaluation finds, and should be publicly disclosed on the Company website by the end of 2024.

As is obvious, both proposals emphasize similar concerns, mainly with regard to human rights. Mastercard clearly has a problem in that there is a disparity between its expressed positions and policies regarding protections of human health, safety and dignity, and the real-world actions and engagements by the Company.

As many shareholders understand, Securities & Exchange Commission rules limit proposals to 500 words. Thus, proponents are limited in their ability to explain thorough justification for the actions they seek.

Consequently Proposals 6 and 7 both address Mastercard’s stated positions on human rights,1 but each provides different historical facts and context as reasons for which incongruity explanations are needed.

Proposal 6 points out the inconsistencies between the Company’s human rights protection claims compared to its relationship with, and operations in, communist China. Proposal 7 emphasizes Mastercard’s inconsistencies between its Human Rights Statement and its partnerships or support for blatantly anti-Semitic non-governmental organizations (NGOs), namely following the “barbaric terrorist attack on innocent Israeli civilians and tourists by Hamas, Palestinian Islamic Jihad (PIJ) and other ‘lone wolf’ terrorists on October 7, [2023].”2

Additionally, Proposal 6 also asks Mastercard to address its perceived shortcomings in protecting privacy and privacy rights, which are frequently implicated in the broader human rights issue. As the sponsors of Proposal 6, this report will predominantly address the concerns outlined therein, but much of this report is also applicable to Proposal 7, if not always explicitly stated as so.

1 Human Rights Statement, Mastercard Incorporated, viewed May 23, 2024. See https://www.mastercard.com/global/en/vision/corp-responsibility/human-rights-statement.html.

2 Notice of 2024 Annual Meeting of Stockholders and Proxy Statement, Mastercard Incorporated, April 26, 2024. See https://s25.q4cdn.com/479285134/files/doc_financials/2023/AR/mastercard2024proxystatementdef14a.pdf.

Business with the Communist Chinese gov’t is business with an international menace

China poses a unique challenge given its size, strength, and track record of constricting the freedom of its people and abusing their human rights.

Against this backdrop, it’s unrealistic and irresponsible for Mastercard to act like doing business with China is comparable to other business risks disclosed in existing reports and filings.

To summarize the many challenges posed by Communist China:

China is the second-largest country in the world by nominal GDP,[3] and the largest country in the world by GDP in purchasing power parity (PPP).[4]

The nation of China is ruled by the Chinese Communist Party (CCP), whose stated intention is to “become a global leader in terms of composite national strength and international influence.”5

What makes China’s size and emerging strength particularly troubling is that it is ruled by an authoritarian regime that abuses its own people and antagonizes its adversaries – including the United States. This includes:

Human Trafficking and Oppression of Ethnic Minorities: The U.S. State Department’s 2022 Trafficking in Persons Report declared China a state sponsor of human trafficking, noting that, “there was a government policy or pattern of widespread forced labor, including through the continued mass arbitrary detention of Uyghurs, ethnic Kazakhs, ethnic Kyrgyz, and members of other Turkic and/or Muslim minority groups in the Xinjiang Uyghur Autonomous Region (Xinjiang) under the guise of ‘vocational training’ and ‘deradicalization.’ Authorities continued to implement these policies in other provinces; targeted other religious minorities under their auspices; and sought the coerced repatriation and internment of religious and ethnic minorities living abroad through the use of surveillance, harassment, threats against them and their family members, and extradition requests.”6

Since many companies in China are ultimately under the control of the CCP, they are – voluntarily or involuntarily – complicit in this human trafficking and oppression.

3 https://data.worldbank.org/indicator/NY.GDP.MKTP.CD?most_recent_value_desc=true&view=map

4 https://www.cia.gov/the-world-factbook/field/real-gdp-purchasing-power-parity/country-comparison

5 http://www.chinadaily.com.cn/china/19thcpcnationalcongress/2017-11/04/content_34115212.htm

6 https://www.state.gov/wp-content/uploads/2022/04/337308-2022-TIP-REPORT-inaccessible.pdf

 https://www.dol.gov/agencies/ilab/against-their-will-the-situation-in-xinjiang

Cyber Warfare: The U.S. Cybersecurity and Infrastructure Security Agency states that the CCP “engages in malicious cyber activities to pursue its national interests. Malicious cyber activities attributed to the Chinese government targeted, and continue to target, a variety of industries and organizations in the United States.”7

Escalating Military Threats: According to the U.S. Department of Defense, China now has the largest number of naval vessels of any military in the world; 975,000 active-duty military personnel, long-range precision strike systems, and hypersonic weapons. The 2022 China Military Power Report states that China’s “evolving capabilities and concepts continue to strengthen the PLA’s [People’s Liberation Army] ability to ‘fight and win wars’ against a ‘strong enemy’ (a euphemism likely for the United States), counter an intervention by a third party in a conflict along the PRC’s periphery, and project power globally.”8

China has recently demonstrated its intention to project power by repeatedly conducting military operations around Taiwan9 and sending large numbers of fighter jets into Taiwan’s Air Defense Zone.10 As recently as the week of May 20, 2024, the Chinese military conducted drills surrounding the island to “test the ability to jointly seize power, launch joint attacks and occupy key areas.”11

Regarding Taiwan, China’s ruler Xi Jinping has previously said, “The historical task of the complete reunification of the motherland must be fulfilled, and will definitely be fulfilled.”12 China is embarking on efforts to fully modernize its military by 2027, which according to the U.S. Department of Defense, “could give the PLA capabilities to be a more credible military tool for the Chinese Communist Party to wield as it pursues Taiwan unification.”13

In addition to the above issues, Communist China presents other challenges, such as:

•The CCP’s crackdown on freedoms in Hong Kong.14

•The CCP’s “social credit” system, which monitors and punishes citizens – without due process – for certain behaviors, leading to potential blacklisting from travel, buying property, or taking out loans.15

•The CCP’s monitoring and control of the Internet in China, which prevents citizens from having open access to uncensored information.16

7 https://www.cisa.gov/uscert/china

8 https://media.defense.gov/2022/Nov/29/2003122279/-1/-1/1/2022-MILITARY-AND-SECURITY-DEVELOPMENTS-INVOLVING-THE-PEOPLES-REPUBLIC-OF-CHINA.PDF

9 https://www.ibtimes.com/taiwan-intercepts-9-pla-military-aircraft-4-naval-ships-tensions-mount-china-3660368

10  https://www.cnn.com/2022/12/25/asia/taiwan-china-aircraft-incursions-intl-hnk/index.html

11 https://www.cnn.com/2024/05/23/asia/china-military-drills-taiwan-second-day-intl-hnk/index.html

12 https://www.cnbc.com/2021/10/09/china-president-xi-jinping-on-reunification-with-taiwan.html

13 https://media.defense.gov/2022/Nov/29/2003122279/-1/-1/1/2022-MILITARY-AND-SECURITY-DEVELOPMENTS-INVOLVING-THE-PEOPLES-REPUBLIC-OF-CHINA.PDF

14 https://www.cfr.org/backgrounder/hong-kong-freedoms-democracy-protests-china-crackdown

15 https://www.nytimes.com/2019/12/17/technology/china-surveillance.html

16 https://hir.harvard.edu/building-the-fire-wall/

• Inhumane lockdowns of entire cities due to the CCP’s regressive “Zero COVID” policies.[17]
• The CCP’s abusive trade practices[18] meant to dominate key U.S. industries.[19]
• The CCP’s wrongful detainment of U.S. citizens.[20]
• The CCP’s direct contribution to the fentanyl crisis that is destroying U.S. communities.[21]

It’s obvious that doing business with such an oppressive and hostile regime has significant risks that must be accounted for and mitigated. Any number of diplomatic, economic, or military events could trigger Mastercard to be cut off from the long-sought and desperately pursued operations in China.

Mastercard: Exposed in China

Many multinational corporations conduct business in countries known for consistent and egregious human rights atrocities, with China atop the list. Proposal 6’s Supporting Statement says, in part:

Mastercard Incorporated (the “Company”) states that “the individual is at the center of our data practices as is our commitment to data privacy and protection.”22 Its Human Rights Statement espouses the following:

•“We expect our employees and partners of all kinds – from suppliers and customers to peer organizations – to share our commitment to respect and promote human rights.”

•“Our commitment to human rights is founded in our belief that we must bring our basic human decency to everything we do…”

•“We conduct regular impact assessments to ensure that we mitigate any risks to peoples’ privacy, security and human rights.”

17 https://www.cnn.com/2022/09/05/china/china-covid-lockdown-74-cities-intl-hnk/index.html

18 https://www.rubio.senate.gov/public/_cache/files/a312bb80-3195-4837-ab5d-b0db1c63a670/AFBFFB4AC8C6D94F89D83A1F55095554.01.31.22-smr-letter-to-secretaries-blinken-and-yellen-re-china-trips.pdf

19 https://enforcement.trade.gov/download/factsheets/factsheet-prc-steel-racks-ad-cvd-final-071819.pdf

20 https://www.politico.com/news/2022/06/19/families-biden-administration-americans-china-00040706

21 https://finance.yahoo.com/news/chinas-role-in-the-us-fentanyl-epidemic-152338423.html

22 https://www.mastercard.com/global/en/vision/corp-responsibility/human-rights-statement.html

While any freedom-loving individual would likely admire such principles, Mastercard appears to implement – or rescind – them inconsistently across countries where it conducts business, and incongruently with its principles.

For example, only days after a dinner in San Francisco where corporate executives (including Mastercard’s chair)23 rose to their feet repeatedly to applaud Chinese dictator Xi Jinping,24 the Company announced a long-awaited joint venture partnership with the communist-controlled NUCC Information Technology (Beijing) Co.25 to provide payment processing services in the country.26 This means customer data is collected and stored on government-accessible servers.

The Chinese government has an abhorrent human rights record, as evidenced by its abuses against the Muslim Uyghurs and other ethnic minorities in Xinjiang, including forced labor programs, forced sterilizations, and torture.27 Chinese authorities perpetrate genocide and use emerging technologies to carry out discriminatory surveillance and ethno-racial profiling measures designed to subjugate and exploit minority populations.28

Among the Company’s initiatives are its rapidly spreading “Community Pass” digital ID project,29 which includes a “health pass” component30 used to track personal information such as health conditions and vaccine statuses.31 32 It’s not difficult to imagine the misuse of private data collected in partnership with the communist regime, following Chairman Xi’s “zero COVID” policies in late 2022.33

Proposal 6’s supporting statement demonstrates that while Mastercard recognizes in its stated policies that it’s crucial to project a public image of concern about human rights, that in actual practice, protecting privacy and security of people means relatively little to the company.

Mastercard Chairman/CEO Michael Miebach has been eager to initiate in-country operations in China, ever since it was approved to do so by the state-run People’s Bank of China, the nation’s

23 https://twitter.com/committeeonccp/status/1725125452447068249

24 https://www.dailysignal.com/2023/11/17/us-business-execs-give-chinese-dictator-multiple-standing-ovations-during-exclusive-dinner/

25 https://www.chinabankingnews.com/wiki/netsunion-clearing-corporation/

26 https://investor.mastercard.com/investor-news/investor-news-details/2023/Mastercard-JV-Approved-to-Begin-Domestic-Payments-Processing-in-China/default.aspx

27 https://www.state.gov/forced-labor-in-chinas-xinjiang-region/; https://www.bbc.com/news/world-asia-china-59595952; https://www.state.gov/wp-content/uploads/2022/07/Forced-Labor-The-Hidden-Cost-of-Chinas-Belt-and-Road-Initiative.pdf

28 https://www.state.gov/wp-content/uploads/2022/08/22-00757-TIP-REPORT_072822-inaccessible.pdf

29 https://www.mastercard.us/en-us/business/governments/community-pass.html

30 https://www.mastercard.com/content/dam/public/mastercardcom/na/global-site/public-sector/other/community-pass-health-june2021.pdf

31 https://www.mastercard.com/news/eemea/en/newsroom/press-releases/press-releases/mastercard-wellness-pass-launch-in-ethiopia/

32 https://reclaimthenet.org/mastercards-digital-id-project-is-being-used-by-governments

33 https://www.cnn.com/2022/11/11/business/china-apple-airdrop-function-restricted-hnk-intl/index.html central bank.[34] This is in part because the Company’s top rival, Visa Inc., has not yet received such approval in the communist nation, as industry news site Payments Dive reported in May 2024:[35]

The Purchase, New York company is particularly focused on increasing business in China, the second most populous country in the world behind India. Mastercard formed a
Beijing joint venture with a Chinese counterpart and began processing payments this month for cards issued by the country’s banks after winning approval from that country’s government to do so.

While Mastercard faces competition from China’s major, homegrown rival, UnionPay International, Miebach contends his company still has some advantage in that its services are more developed in other countries around the world. American Express also has approval to operate in China’s domestic market, but Mastercard’s larger rival Visa does not.

“The proposition that we can now offer, that nobody else can really offer, is a fully domestic-issued and usable card, and combined in one single card with the best acceptance globally,” Miebach argued, given Visa, doesn’t have permission to offer domestic services in the country. “UnionPay cannot offer that, Amex cannot offer that,” he said, noting “there’s another large American payment company which does not have a license (in China) today.”

Clearly Miebach wants to exploit this competitive advantage and not lose ground, as Payments Dive reported three months earlier, in February:36

Mastercard is preparing for a speedy rollout of services in the “massive economy” of China, Mastercard’s CEO said on a call with analysts Wednesday.

Mastercard, the second-largest U.S. card network, is on track to launch services in China in the first half of this year because an approval it won from the country requires services be started within six months. The Purchase, New York-based company won approval last November for a joint venture offering domestic services in China.

34 “Mastercard JV Approved to Begin Domestic Payments Processing in China,” Press release, Nov. 20, 2023. See https://investor.mastercard.com/investor-news/investor-news-details/2023/Mastercard-JV-Approved-to-Begin-Domestic-Payments-Processing-in-China/default.aspx.

35 Marek, Lynne. “Mastercard CEO outlines int’l ambitions,” PaymentsDive.com, May 21, 2024. See https://www.paymentsdive.com/news/mastercard-card-network-payments-international-ambitions-europe-africa-china-japan/716706/.

36 Marek, Lynne. “Mastercard preps for China business,” PaymentsDive.com, Feb. 1, 2024. See https://www.paymentsdive.com/news/mastercard-china-domestic-card-business-launch-competition/706278/.

“We’re busy right now with our partners in China, with the banks, with acquirers, issuers and so forth to discuss rolling out on the issuing side as well as on the acceptance side,” [Miebach] said on the call to discuss Mastercard’s fourth-quarter earnings. “For years, we have been very active in China on the cross-border side, and those are strong relationships with the same exact banks.”…

“The fact that we are well-positioned today with banks gives us an edge here on moving forward at speed,” Miebach said.

The Chairman/CEO’s aggressive approach in China to outpace Visa and other competitors clearly comes at the expense of backing up its human rights rhetoric with real actions. The Company uses seemingly impassioned, but ultimately empty, phrases and statements to characterize how it addresses human rights. These include statements such as “a core value entrenched in our mission” and “upholding the highest ethical standards,” among other familiar corporate-speak.

The Company also claims that it adheres to statements such as the United Nations Global Compact (UNGC), as though that would fulfill the requests made in Proposals 6 and 7. Notably, however, Mastercard did not submit a “Communication on Progress” letter to the UNGC website last year, as the Compact requires.37 And considering how the UN often sides with human rights violators and anti-Semitic groups, and misunderstands or misreads geopolitical issues and conflicts, this does not provide assurance that Mastercard adheres to the “highest ethical standards,” as its proxy statement responses to Proposals 6 and 7 claim.

The bottom line is despite what the Company says, it cannot lay claim to mutually exclusive positions that contradict each other:

•It is impossible to be in business with NetsUnion Clearing Corporation (NUCC), which controls and runs the nation’s platform for network payments and “is subject to the supervision and regulation of the People’s Bank of China,”38 and to simultaneously respect human rights. PBC is a ministry of the State Council of the government of China, and is required to implement the policies of the CCP.

•It is incongruent to form a partnership with NUCC, conduct digital transactions within the communist nation, and expect your “business partner” – i.e. the CCP – to respect privacy rights when the government identifies alleged dissident or disloyal citizens that it wants to “re-educate” – or worse.

The experiences of Apple Inc., which has an extremely heavy presence and dependence on China, are instructive. The Beijing Municipal Bureau of Justice said in January 2024 that it had cracked Apple’s encryption with its AirDrop filesharing function on its devices, and was able to track senders. According to The Epoch Times, “That allows local police to find ‘several suspects’ who use the iPhone feature to transmit files containing what authorities have referred to as

37 See https://unglobalcompact.org/what-is-gc/participants/132643-Mastercard.

38 See https://www.chinabankingnews.com/wiki/netsunion-clearing-corporation/.

‘inappropriate remarks,’ according to the agency.39

Similarly, according to Reuters, “Apple has started requiring new apps to show proof of a Chinese government license before their release on its China App Store, joining local rivals that had adopted the policy years earlier to meet tightening state regulations.”40

•Mastercard’s goal for its “Community Pass,” which serves as a digital ID, is to expand to 30 million people by 2027.41 The company’s advocates for the program promote it as a means for remote and marginalized communities to access modern financial and processing mechanisms, but they clearly serve the dual purpose of tracking individuals, their data, and their personal information.42

As Proposal 6 states, “Community Pass” includes a health pass component43 used to track personal information such as health conditions and vaccine statuses.44 45 It’s not difficult to imagine the misuse of private data collected in partnership with the communist regime, following Chairman Xi Jinping’s “zero COVID” policies in late 2022.46

Mastercard, in its Modern Slavery and Human Trafficking Statement, claims that its suppliers “are assessed by the Third-Party Risk Management (TPRM) team for compliance with [Mastercard]’s standards and policies.”47 The Company adds that the vendors must attest to its “Supplier Code of Conduct,” as if the menacing communists running China’s government would have any compunction about doing so and lying about it. Mastercard adds about its TPRM, “comprehensive reviews are conducted on a routine basis to provide further assurance of compliance with Mastercard’s standards and policies across relevant risk domains. Comprehensive reviews may involve a review of documentation, online reviews and more granular reviews of vendors’ control environments and how they meet our standards.”

However, the bipartisan U.S. Congressional-Executive Commission on China reported in a May 2024 hearing that corporation audits – third party or in-house – are unverifiable and basically worthless. CECC Cochair Jeff Merkley said that “the core question” for the hearing was whether “reliable audits are even possible in an environment where the Chinese government does not

39 Li, Dorothy. “China Says It Cracked Apple’s AirDrop Encryption to Track Senders,” The Epoch Times, Jan. 10, 2024. See https://www.theepochtimes.com/china/china-says-it-cracked-apples-airdrop-encryption-to-track-senders-5561630.

40 Ye, Josh. “Apple enforces new check on apps in China as Beijing tightens oversight,” Reuters, Oct. 3, 2023. See https://www.reuters.com/technology/apple-enforces-new-check-apps-china-beijing-tightens-oversight-2023-10-03/.

41 See https://reclaimthenet.org/mastercards-digital-id-project-is-being-used-by-governments.

42 See https://www.mastercard.us/en-us/business/governments/community-pass.html.

43 https://www.mastercard.com/content/dam/public/mastercardcom/na/global-site/public-sector/other/community-pass-health-june2021.pdf

44 https://www.mastercard.com/news/eemea/en/newsroom/press-releases/press-releases/mastercard-wellness-pass-launch-in-ethiopia/

45 https://reclaimthenet.org/mastercards-digital-id-project-is-being-used-by-governments

46 https://www.cnn.com/2022/11/11/business/china-apple-airdrop-function-restricted-hnk-intl/index.html

47 https://www.mastercard.us/en-us/vision/who-we-are/careers/mastercard-modern-slavery-and-human-trafficking-statement.html allow workers to speak freely, harasses auditors conducting due diligence in Xinjiang and prevents auditors from obtaining information needed for their job. If a company cannot say with precise certainty, to our government, to its shareholders, and, most importantly, to American consumers, that its products do not contain forced labor, then it needs to stop doing business there.”48

Why Should Shareholders Care?

Just because a company states that it has a “policy” for a particular issue or challenge, does not mean it abides by, or enforces, that policy. Challenges that other companies have faced recently are instructive:

•Starbucks Corporation had a “policy” of allowing anyone to loiter in its restaurants and use its restrooms without making purchases, until many (mostly urban) locations were overrun with crime and homelessness occupation, which forced the closure of several stores.49

•Starbucks’s “Global Human Rights Statement”50 pledges to “[act] with courage, challenging the status quo and finding new ways to grow our company and each other … Being present, connecting with transparency, dignity and respect….” The coffeemaker promised to its baristas in Russia “that no matter what, we stand together, as partners” after the country attacked Ukraine.51 Two months later the Company exited Russia permanently.52 Nearly every major multinational corporation (including Mastercard),53 54 nearly all with human rights and worker welfare policies, have made the same decisions. In the case of Mastercard, when the Company halted all its operations and services in Russia, it only served to strengthen, not weaken, Moscow’s in-country payment processing system. It left its customers in Russia with fewer options.

•Anheuser-Busch InBev has a Diversity & Inclusion Policy that “takes the widest possible view of diversity to include attributes such as age, gender, gender identity and expression, sexual orientation, language, ethnicity, nationality, family and marital status, religion and belief, social and economic background, veteran status, education, experience, disability and any other characteristics that make our colleagues unique.”55 It believes that “to maintain sustainable global competitive advantage for the next 100+ years, we need to

48 https://www.cecc.gov/media-center/press-releases/the-unreliability-of-social-compliance-audits-to-uncover-forced-labor

49 “Starbucks Store Closures Drive Shareholders to Request Oversight of Woke Policies,” National Center for Public Policy Research, March 23, 2023. See https://nationalcenter.org/ncppr/2023/03/23/starbucks-store-closures-drive-shareholders-to-request-oversight-of-woke-policies/.

50 https://stories.starbucks.com/press/2020/global-human-rights-statement/

51 https://stories.starbucks.com/press/2022/update-to-starbucks-partners-on-our-business-in-russia/

52 https://www.cnbc.com/2022/05/23/starbucks-will-exit-russia-after-15-years-closing-130-licensed-cafes.html

53 https://www.mastercard.com/news/press/2022/march/mastercard-statement-on-suspension-of-russian-operations/

54 https://www.ft.com/content/0bdef21b-426e-4e98-9a25-998c9bad500c

55 AB InBev Diversity & Inclusion Policy. See https://www.ab-inbev.com/content/dam/universaltemplate/ab-inbev/Better%20World/Our%20Policies/diversity-and-inclusion-policy/AB%20InBev%20Diversity%20%20Inclusion%20Policy_2021.pdf.

embrace diversity and inclusion as both central and critical to our business strategy.” But following last year’s advertising debacle surrounding transgender influencer Dylan Mulvaney’s promotion of Bud Light, the brand’s sales fell off a cliff.56

Had the companies in the above examples conducted a self-evaluation of their policies – i.e., studied the “congruency” of their policies versus their practices – they may have never suffered reputational and economic setbacks.

Conclusion

Absurdly, Mastercard states in its proxy statement response to Proposal 6 that regarding “the issues raised in the Proposal, our market access into China has taken decades and involved support and advocacy from both Republican and Democratic U.S. government administrations.” The Company acts as though both major American political parties have clean hands when it comes to dealing with communists, and specifically China, and therefore inoculate Mastercard against any criticism over how it does business there.

The truth is, inconsistency and incongruity persist between articulated and published human rights and privacy policies, and actual practices and operations, and pose substantial risk to Mastercard Incorporated, its customers, shareholders, and society at large.

While the Company insists that existing policies, disclosures, voluntary reports and board oversight account for these risks, that is not the case. These policies amount to “lip service,” with disclosures and reports vague and failing to address risks regarding human rights, with special implications due to the Company’s rush to get operational in communist China, after its lengthy and costly efforts to pry open the doors there.

For these reasons, we urge you to vote FOR Shareholder Proposal 6 and Proposal 7 on Mastercard Incorporated’s 2024 Proxy voting card.

Photo credits:

Page 3 – Xi Jinping, UN Geneva/Creative Commons

Page 5 – Testing during “Zero COVID” policies in China, QuantFoto/Creative Commons

Page 7 – Michael Miebach, World Economic Forum/Creative Commons

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY.

56 “Bud Light brewer confident it can win back US drinkers, but sales are still down after backlash,” The Associated Press, Oct. 31, 2023. See https://www.live5news.com/2023/10/31/bud-light-brewer-is-still-struggling-sell-beer-north-america-over-trans-promotion-backlash/.

THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY THE FILERS.

PROXY CARDS WILL NOT BE ACCEPTED BY US. PLEASE DO NOT SEND YOUR PROXY TO US. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

For questions regarding Mastercard Incorporated – Proposal 6 – the Shareholder Proposal Requesting the Board of Directors to Prepare a “Congruency Report on Privacy and Human Rights” report, submitted by National Legal and Policy Center, please contact Paul Chesser, director of NLPC’s Corporate Integrity Project, via email at pchesser@nlpc.org.